Epi One, Inc.

STATEMENT OF CHANGES IN EQUITY

For the Years Ended December 31, 2024 and 2023

Prepared in accordance with U.S. GAAP

	Common Stock ($)	Preferrd Stock ($)	Additional Paid-in Capital ($)	Retained Earnings ($)	Total Equity ($)
Balance at January 1, 2023	418	84	1,000,350.00	-793,254.7400	207,597.26
Issuance of Common Stock Class A	75	—	11,267.00	—	11,342.00
Net loss	—	—	—	-49,920.00	-49,920
Balance at December 31, 2023	493	84	1,011,617.00	-843,174.74	169,019.26

	Common Stock ($)	Preferrd Stock ($)	Additional Paid-in Capital ($)	Retained Earnings ($)	Total Equity ($)
Balance at January 1, 2024	493	84	1,011,617.00	-843,174.74	169,019.26
Equity issuances (2024):					
Issuance of Common Stock Class A	40.9	—	2,000,000.00	—	2,000,040.90
Issuance of Common Stock Class B	33	—	1,760,627.04	—	1,760,660.04
Net loss	—	—	—	-969,712.74	-969,712.74
Balance at December 31, 2024	566.9	84	4,772,244.04	-1,812,887.48	2,960,007.46